UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff

885 Sixth Avenue

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) PN

______________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended May 31, 2018 of TSR, Inc.

CUSIP No. 872885207	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[†]
(14) TYPE OF REPORTING PERSON (see instructions) OO

______________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended May 31, 2018 of TSR, Inc.

	CUSIP No. 872885207	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[‡]
(14) TYPE OF REPORTING PERSON (see instructions) IN

______________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended May 31, 2018 of TSR, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 437,774 shares of Common Stock acquired was approximately $2,713,396 (excluding commissions).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The Reporting Persons are very concerned about recent actions taken by the Board following the previously reported sale of the founder’s 41.8% stake in the Issuer, which closed on July 23, 2018. These actions appear to have no rational business purpose and serve only to entrench the Board and further enrich management at the expense of shareholders.

In particular, on July 30, 2018, the Issuer expanded the Board to seven members and two new directors were appointed. One of these new directors is the brother-in-law of the Issuer’s Chief Executive Officer (the “CEO”). It is troubling that the Board is now composed of the CEO’s sister and brother-in-law, and several of the CEO’s personal friends.

On August 14, 2018, prior to reporting weaker fourth quarter revenues, the Board announced an increase in the CEO’s salary from $350,000 to $400,000 per year. The Reporting Persons do not believe that the CEO’s job performance is sufficiently satisfactory to warrant any type of salary increase.

Since increasing their ownership in the Issuer, the Reporting Persons have repeatedly informed the CEO and certain members of the Board of their dissatisfaction with the Issuer’s performance and the actions of the Board.

The Reporting Persons are the Issuer’s largest stockholder, with beneficial ownership of approximately 22% of the outstanding Common Stock. This is in contrast to the Board and the Issuer’s management, which collectively own barely 1% of the outstanding Common Stock.

The Reporting Persons continue to believe that the Board is not acting in the best interests of stockholders. The Reporting Persons intend to hold the Board accountable for its legacy of failed decisions.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b)      The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on August 23, 2018, the Reporting Persons beneficially owned 437,774 shares of Common Stock, representing approximately 22.3% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 1,962,062 shares of Common Stock outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended May 31, 2018 of the Issuer.

Holding, as general partner for Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Capital, and may be deemed to be the indirect beneficial owner of such shares. Holding disclaims beneficial ownership of such shares for all other purposes.

Mr. Zeff, as the sole manager and member of Holding, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Zeff disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock

(c)     Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 23, 2018. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price Per Share
Zeff Capital, L.P.	08/21/2018	Purchase of Common Stock	50,580	$7.74(1)
Zeff Capital, L.P.	08/22/2018	Purchase of Common Stock	300	$7.75
Zeff Capital, L.P.	08/23/2018	Purchase of Common Stock	4,800	$8.03(2)

(1)     This purchase price represents the weighted average purchase price of the shares purchased, ranging from $7.21 to $7.96 per share. Upon request by the Commission staff, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

(2)     This purchase price represents the weighted average purchase price of the shares purchased, ranging from $7.94 to $8.10 per share. Upon request by the Commission staff, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2018

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as general partner

By:	/s/ Daniel Zeff
Name: Daniel Zeff
Title: Manager

ZEFF HOLDING COMPANY, LLC

By:	/s/ Daniel Zeff
Name: Daniel Zeff
Title: Manager

/s/ Daniel Zeff
Daniel Zeff

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of August 23, 2018, by and among Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff.

The parties to this Agreement agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as general partner

By:	/s/ Daniel Zeff
	Name:	Daniel Zeff
	Title:	Manager

ZEFF HOLDING COMPANY, LLC

By:	/s/ Daniel Zeff
	Name:	Daniel Zeff
	Title:	Manager

/s/ Daniel Zeff
Daniel Zeff

______________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended May 31, 2018 of TSR, Inc.